                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (TRANSLATION OF NAME OF ISSUER INTO ENGLISH)

                     AES COMUNICACIONES DE VENEZUELA, C.A.
                           A COMPANY JOINTLY OWNED BY
                              THE AES CORPORATION
                                      AND
                             CORPORACION EDC, C.A.
--------------------------------------------------------------------------------
                       (NAME OF FILING PERSONS (OFFERORS))

                         CLASS D SHARES OF COMMON STOCK,
                   NOMINAL VALUE BS. 36.90182224915 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    P3055Q103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

       BARRY J. SHARP, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, THE AES CORPORATION, 1001 NORTH 19TH STREET, ARLINGTON, VIRGINIA 22209
                              TEL: (703) 522-1315

                                    COPY TO:

          MICHAEL E. GIZANG, SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                     FOUR TIMES SQUARE, NEW YORK, NY 10036
                              TEL: (212) 735-2704
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
    $12,979,759 (1)                                              $2,595.95(2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

         (1) The transaction value is calculated by multiplying the amount of Shares being sought by the offerors which are estimated to be owned by U.S. persons, being 3,785,763, by the offer price per Share, $3.4285714.

         (2) The amount of filing fee is calculated by multiplying the transaction valuation, $12,979,759, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,595.95                               Filing Party: AES Comunicaciones de Venezuela, C.A.
Form or Registration No.: Tender Offer Statement on Schedule TO   Date Filed:   September 25, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on September 25, 2001 by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a Venezuelan company jointly owned by The AES Corporation, a Delaware corporation, and Corporacion EDC, C.A. a Venezuelan corporation, relating to the offer by the Purchaser to purchase 199,968,608 shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV) for $3.4285714 in cash per share, on the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase dated September 25, 2001 and Share Letter of Transmittal, English versions of which were attached to the Schedule TO as Exhibits (a)(1)A and (a)(1)C, respectively (collectively referred to as the "Venezuelan Offer").

         ALL THE INFORMATION IN THE VENEZUELAN OFFER TO PURCHASE, INCLUDING THE ANNEXES THERETO, AND THE RELATED SUMMARY TERM SHEET AND SHARE LETTER OF TRANSMITTAL AND ANY SUPPLEMENT OR AMENDMENT THERETO RELATED TO THE VENEZUELAN OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PURCHASER, IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

         The answer to the question "What are the principal differences in the rights of holder of ADSs and CANTV shares under the two offers?" on page 3 of the Summary Term Sheet attached as Exhibit (a)(1)B to the Schedule TO is hereby amended and supplemented by replacing the first sentence of such answer with the following:

                  "The most significant difference is that Venezuelan law provides for tender offers to be open for between 20 and 30 Venezuelan stock exchange trading days with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period after the initial expiration date being available, subject to prior authorization from the CNV."

         The answer to the question "Is it possible to tender CANTV shares into the U.S. offer, or ADSs into this Venezuelan offer?" on page 3 of the Summary Term Sheet attached as Exhibit (a)(1)B to the Schedule TO is hereby amended and supplemented by adding the following after the fourth sentence of such answer:

                  "The process of withdrawing Class D shares underlying ADSs can take several days, although it is sometimes possible that Class D shares can be withdrawn on the same business day that ADSs are surrendered. The deposit agreement regarding the ADS deposit facility provides that there are fees or charges associated with this process, including a fee of $5 or less per 100 ADSs (or portion thereof) surrendered."

         The answer to the question "Do you have the financial resources to make payment?" on page 4 of the Summary Term Sheet attached as Exhibit (a)(1)B to the


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

Schedule TO is hereby amended and supplemented by adding the following language to the end of the third sentence of such answer:

                  "and, in connection with the Venezuelan offer, as part of the process of obtaining approval from the CNV to the Venezuelan offer, AES became a "joint guarantor" of the full amount of the purchase price to be paid for the ADSs and CANTV shares purchased pursuant to the offers."

         The answer to the question "Do you have the financial resources to make payment?" on page 4 of Exhibit (a)(1)B to the Schedule TO is hereby amended and supplemented by replacing the final sentence of such answer with the following:

         "See Sections 1, 3 and 6 of the Venezuelan offer to purchase."

         The following question and answer are added after the answer to the question "If I decide not to tender, how will the offers affect my CANTV shares?" on page 8 of the Summary Term Sheet attached as Exhibit (a)(1)B to the Schedule TO:

                  "WHAT ARE CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS WHO CONTINUE TO OWN CANTV SHARES AFTER THE CONSUMMATION OF THIS VENEZUELAN OFFER?

                  The consummation of this Venezuelan offer will not result in any U.S. federal income tax consequences to U.S. Holders whose CANTV shares are not sold pursuant to this Venezuelan offer. The proposed merger of CANTV with and into the Purchaser is intended to be a taxable transaction for U.S. federal income tax purposes, and U.S. Holders of CANTV shares should generally recognize gain or loss equal to the difference, if any, between the fair market value of the surviving corporation's shares received and the holder's adjusted tax basis in the CANTV shares surrendered in exchange therefor. Any post-merger cash distributions by the surviving corporation to U.S. Holders should, for the most part, be treated as tax-free returns of capital. See Annex G to the Venezuelan offer to purchase."

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The front section of the Venezuelan Offer to Purchase (being the section prior to the Index) is hereby amended and supplemented by adding the following sentence at the end of the ninth paragraph of such section:

                  "See Section 7(e)(i) for a discussion of the time it will take to withdraw Class D Shares underlying ADSs, and the fees associated therewith."


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

         The sub-section entitled "Offerees of the Venezuelan Offer" in the section entitled "STATEMENT SUMMARY" on page 2 of the Venezuelan Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of such sub-section:

                  "See Section 7(e)(i) for a discussion of the time it will take to withdraw Class D Shares underlying ADSs, and the fees associated therewith."

         Section 7(e)(i) of the Venezuelan Offer to Purchase entitled "Place and manner of the acceptance notice," on page 30 of the Venezuelan Offer to Purchase, is hereby amended and supplemented by adding the following after the third sentence of the seventh paragraph of such section:

                  "The process of withdrawing Class D shares underlying ADSs can take several days, although it is sometimes possible that Class D shares can be withdrawn on the same business day that ADSs are surrendered if all requirements of the Deposit Agreement are complied with. The Deposit Agreement provides that there are fees or charges associated with this process, including a fee of $5 or less per 100 ADSs (or portion thereof) surrendered."

         The section entitled "Additional General Tender Offer Information" on page G-15 of Annex G to the Venezuelan Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the second paragraph of such section with the following:

                  "The most significant difference is that Venezuelan law provides for tender offers to be open for between 20 and 30 Venezuelan stock exchange trading days, with a possible aggregate of 30 Venezuelan stock exchange trading days of extensions of the offering period after the initial expiration date being available, subject to prior authorization from the CNV."

         The section entitled "U.S. Federal Income Tax Consequences to U.S. Holders of Shares" commencing on page G-18 of Annex G to the Venezuelan Offer to Purchase is hereby amended and supplemented by adding the following at the end of such section on page G-19 of the Venezuelan Offer to Purchase:

                  "Taxation of U.S. Holders who Continue to Own Shares after Consummation of the Venezuelan Offer. The consummation of the Venezuelan Offer will not result in any U.S. federal income tax consequences to U.S. Holders whose Shares are not sold pursuant to the Venezuelan Offer."

ITEMS 4 AND 6. TERMS OF TRANSACTION; PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Items 4 and 6 of the Schedule TO are hereby amended and supplemented as follows:


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

         The section entitled "Certain Anticipated U.S. Tax Consequences of the Proposed Plans Concerning CANTV" on page G-19 of Annex G to the Venezuelan Offer to Purchase is hereby amended and supplemented by replacing the heading and first sentence of the first paragraph of such section with the following:

                  "Certain anticipated U.S. Federal Income Tax Considerations applicable to U.S. Holders who own Shares after consummation of the Offers related to the Proposed Merger and Subsequent Cash Distributions by the Purchaser. The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to U.S. Holders who own Shares after consummation of the Offers related to the proposed merger of CANTV with and into the Purchaser described in Annex B to the Venezuelan Offer to Purchase (the "MERGER") and subsequent cash distributions by the Purchaser."

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

         The sub-section entitled "Dividends" in the section entitled "INFORMATION ON THE PURPOSE OF THE VENEZUELAN OFFER" on page 14 of the Venezuelan Offer to Purchase is hereby amended and supplemented by replacing the fourth sentence of the second paragraph of such sub-section with the following:

                  "However, Purchaser believes that certain of CANTV's debt instruments would, in the future, restrict the payment of dividends by CANTV beyond certain amounts (which amounts would be determined at the time of the proposed dividends based on various financial criteria of CANTV, including its assets, debt and income levels)."

         The sub-section entitled "Dividends" in the section entitled "If Purchaser plans to modify target company dividend policy" commencing on page B-3 of Annex B to the Venezuelan Offer to Purchase is hereby amended and supplemented by replacing the seventh sentence of such sub-section with the following on page B-4 of Annex B to the Venezuelan Offer to Purchase:

                  "However, the Purchaser believes that certain of CANTV's debt instruments would, in the future, restrict the payment of dividends by CANTV beyond certain amounts (which amounts would be determined at the time of the proposed dividends based on various financial criteria of CANTV, including its assets, debt and income levels)."

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         On October 9, 2001, the Purchaser sent a notice to ADS holders. A copy of this notice is filed as Exhibit (a)(1)G. and is incorporated herein by reference.

         On October 12, 2001, the Purchaser sent another notice to ADS holders. A copy of this notice is filed as Exhibit (a)(1)H. and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:


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

(a)(1)G. Text of Notice sent by the Purchaser to ADS holders on October 9, 2001

(a)(1)H. Text of Notice sent by the Purchaser to ADS holders dated October 12, 2001





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


                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 17, 2001                   AES Comunicaciones de Venezuela, C.A.

                                         /s/ Paul Hanrahan
                                         ---------------------------
                                         Name:  Paul Hanrahan
                                         Title: Director


Date: October 17, 2001                   The AES Corporation

                                         /s/ Paul Hanrahan
                                         ---------------------------
                                         Name: Paul Hanrahan
                                         Title: Executive Vice President


Date: October 17, 2001                   Corporacion EDC, C.A.

                                         /s/ Paul Hanrahan
                                         ---------------------------
                                         Name: Paul Hanrahan
                                         Title: Director


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


                                  EXHIBIT INDEX

Exhibit
Number          Description
--------------------------------------------------------------------------------
(a)(1) A.       Venezuelan Offer to Purchase dated September 25, 2001, as
                translated into English*
(a)(1) B.       Summary Term Sheet to the Venezuelan Offer to Purchase dated
                September 25, 2001*
(a)(1) C.       Share Letter of Transmittal*
(a)(1) D.       Text of press release announcing intention to commence the U.S.
                and Venezuelan offers, dated August 29, 2001*
(a)(1) E.       Summary Advertisement as published in The New York Times on
                September 25, 2001*
(a)(1) F.       Text of press release announcing commencement of U.S. and
                Venezuelan offers, dated September 25, 2001*
(a)(1) G.       Text of Notice sent by the Purchaser to ADS holders on
                October 9, 2001
(a)(1) H.       Text of Notice sent by the Purchaser to ADS holders dated
                October 12, 2001

-----------
*  Previously Filed



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